STATEMENT OF FINANCIAL CONDITION

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)
As of December 31, 2019
With Report of Independent Registered Public Accounting Firm

*(Filed Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a
PUBLIC document)*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC NUMBER	FILE
8-65601	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-15 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Creditex Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York	**New York**	**10055**
(City)	(State)	(Zip Code)

Sean Thomasson 770 916 2593

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier and Deeter, LLC
(*Name – if individual, state last, first, middle name*)

1230 Peachtree St NE Suite 1500	**Atlanta**	**GA**	**30309**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Affirmation

I, Marshall Nicholson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2019, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Marshall Nicholson
President

Notary Public

EROIDE ALPHONSE
Notary Public, State of New York
No. 01AL6156428
Certified in Queens County
Term Expires on January 26, 2025

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Affirmation

I, Sean Thomasson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Creditex Securities Corporation, as of December 31, 2019, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Sean Thomasson
Financial and Operations Principal



Notary Public

TWILLIKKI B. DAVIS YOUNG
Notary Public, Georgia
Cobb County
My Commission Expires
September 19, 2023

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c31 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

As of December 31, 2019

Contents

Frazier & Deeter
CPAs & ADVISORS

1230 Peachtree Street NE
Suite 1500
Atlanta, Georgia 30309
404.253.7500
www.frazierdeeter.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
of Creditex Securities Corporation

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Creditex Securities Corporation (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Frazier & Deeter, LLC

We have served as the Company's auditor since 2013.
Atlanta, Georgia
February 28, 2020

1


Creditex Securities Corporation

(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Statement of Financial Condition

(In thousands, except share data)

December 31, 2019


Assets

Cash	$	21,231
Receivable from clearing broker		309
Accounts receivable, net of allowance for doubtful accounts of $1		3,696
Clearing incentive due from affiliate		19
Due from affiliates, net		–
Deposit with clearing broker		300
Other assets		70
Goodwill		266,723
Other intangible assets, net		106,548
Total assets	$	398,896

Liabilities and stockholder's equity

Liabilities:

Accrued expenses	$	853
Due to affiliates, net		2,081
Deferred income		480
Deferred tax liabilities		2,754
Total liabilities		6,168

Stockholder's equity:

Common stock, par value $0.01 (authorized, issued, and outstanding 44,000,000 shares)		440
Additional paid-in capital		380,871
Retained earnings		11,417
Total stockholder's equity		392,728
Total liabilities and stockholder's equity	$	398,896

See accompanying notes.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition

December 31, 2019

1. Organization and Description of Business

Creditex Securities Corporation (the Company) is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company arranges transactions in fixed income and government securities and commodities futures between institutional accounts or eligible contract participants, assists in credit event auctions to process settlement of credit derivative trades following a corporate default, and provides subscription services for clients in the form of data feeds, private label solutions, and Trader Workstations.

The Company is a wholly-owned subsidiary of CreditTrade, Inc., which is a wholly-owned subsidiary of Creditex Group Inc. (CGI). CGI is a wholly-owned subsidiary of Intercontinental Exchange, Inc. (ICE), a publicly-traded company listed on the New York Stock Exchange (NYSE: ICE).

The Company does not hold funds or assets for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

Basis of Presentation – The statement of financial condition and accompanying notes are prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Goodwill– Goodwill represents the excess of the purchase price of the Company's acquisition of BondPoint over the fair value of identifiable net assets acquired, including other identified intangible assets. With the assistance of third-party valuation specialists, goodwill has been allocated to ICE reporting units for purposes of impairment testing based on the portion of synergy, cost savings and other expected future cash flows expected to benefit the reporting units at the time of the acquisition. The Company's goodwill has been allocated to the Credit Default Swap reporting unit. Goodwill impairment testing is performed annually at the reporting unit level in the fiscal fourth quarter or more frequently if conditions exist that indicate that it may be impaired.

The Company tests for goodwill impairment at the subsidiary level in accordance with ASC 350, *Subsequent Measurement - Goodwill Impairment Testing By a Subsidiary.* For further detail of impairment testing requirements see 350-20-35. For goodwill impairment testing, the Company

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

has the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit or indefinite lived intangible asset is less than its carrying amount. If the Company concludes that this is the case, the Company must perform additional testing of the asset or reporting unit. Otherwise, no further testing is necessary. If the fair value of the goodwill or indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in earnings in an amount equal to the difference. The Company did not record an impairment charge related to goodwill during the year ended December 31, 2019.

Finite-Lived Intangible Assets– The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. Impairment testing is performed at least annually, or more frequently if conditions exist that indicate that the asset may be impaired. When these indicators exist, we project undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. The Company did not record an impairment charge related to intangible assets during the year ended December 31, 2019.

Revenue Recognition – Substantially all of our revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in our balance sheets as customer accounts receivable. We do not have obligations for warranties, returns or refunds to customers, other than the rebates, which are settled each period and therefore, do not result in variable consideration. We do not have significant revenue recognized from performance obligations that were satisfied in prior periods, and we do not have any transaction price allocated to unsatisfied performance obligations other than in our deferred revenue. Certain judgments and estimates are used in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price. We believe that these represent a faithful depiction of the transfer of services to our customers.

- *Commission Revenue* – Commission revenue is earned from the brokering of transactions between financial institutions and eligible contract participants. These transactions are either cleared through our clearing broker, submitted to an exchange, or swap execution facility for execution and settlement or are directly settled between the counterparties. Commission revenue arising from these activities is recognized when both parties to the trade, the buyer and seller, confirm agreement of terms, which occurs on the date the trade is executed.

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

- *Subscription Revenue* – Subscriptions are generated through client usage of our market data feeds, a private label solution, or our Trader Workstation. Clients can pay in advance on either a monthly or quarterly schedule. Billings are classified as deferred revenue until performance obligations are satisfied which is between one and three months. Some clients can receive credit amounts based on their taking activity. Performance obligations are satisfied during the period in which services are rendered.

- *Clearing Incentive Revenue* – The Company receives clearing incentive payments for commodities transactions from both third parties and an affiliated clearinghouse for trades provided to the clearinghouses for clearing. Revenue is recognized by the Company at the time the trades are provided for clearing.

- *Credit Event Auctions* – The Company hosts credit event auctions, which provide a means to ensure a fair, efficient and transparent process for settlement of credit derivative trades following a corporate default. The auctions were developed with Markit Group Limited in close cooperation with the International Swaps and Derivatives Association (ISDA) and major credit derivative dealers. Credit event auction fees are earned for such services and are recognized as revenue when the auction is successfully completed.

Use of Estimates – The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Receivables – Receivables from the Company's clearing brokers represent commissions earned from transactions not yet received. Accounts receivable consists primarily of fees earned from credit event auctions that are due from ISDA, fees earned for the arranging of commodity transactions and amounts due from third party clearinghouses for incentive rebates earned, and agency trading activity following a liquidity provider pays model.

Management performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

and other factors. Accounts are written off when deemed uncollectible by management. The Company historically has not experienced material credit losses.

Financial Instruments – The carrying amounts of accounts receivable, other assets, accrued expenses, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Off-Balance Sheet Risk and Concentration of Credit Risk – The Company's customer securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $300,000 with its clearing broker as collateral against this risk. The deposit is recorded in deposit with clearing broker in the accompanying statement of financial condition.

All of the Company's credit event auction receivables are from one customer. All of the Company's commodities clearing incentive receivables are from three entities. Five customers account for 22% of the accounts receivable balance at December 31, 2019. All cash is held with one depository institution. The Company has not experienced losses in these cash accounts.

Fair Value – Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Company's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

- **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.
- **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
- **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

3. Commitments and Contingencies

The Company did not have any ongoing lease commitments as of December 31, 2019 as such lease commitments reside with a related affiliate.

From time to time, the Company is subject to legal proceedings and claims that arise in the ordinary course of business. However, the Company does not believe that the resolution of these matters will have a material adverse effect on the Company's financial condition, results of operations, or liquidity. It is possible, however, that future results of operations for any particular period could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

4. Related Party Transactions

The Company maintains services agreements with six affiliates- ICE, CGI, Chatham Energy LLC, TradeCapture OTC Corporation, ICE Futures US, and TMC Bonds LLC referred to collectively as "the Agreements." These Agreements provide for the sharing of expenses related to administrative, management and brokerage services which include (but are not limited to) accounting, human resources, information technology and occupancy related costs.

At December 31, 2019, the Company owed $1.2 million to ICE and its subsidiaries for such expenses. Payment of this related party balance by the Company is due at least annually under the Agreements and no interest is charged on the balance.

Salaries, bonuses and benefits of certain personnel of ICE and its subsidiaries directly involved in the operations of the Company and registered representatives of the Company are charged based

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

4. Related Party Transactions (continued)

on allocated time. Brokerage services for fixed income and government securities are charged based on salaries, bonuses and benefits of registered representatives of the Company and are allocated from ICE. Brokerage services from our commodity business are charged based on costs incurred by the affiliate plus a markup. Technology fees for use of the CGI owned platform and technology are charged on a per trade basis

The Company entered into a licensing agreement with ICE Credit Hub, a wholly-owned subsidiary of ICE, for the use of their trading platform as an alternative trading system under the Company's FINRA broker dealer license for the whole loan asset class.

The Company paid a distribution to CreditTrade in the amount of $14 million during the year ended December 31, 2019.

5. Intangible Assets

Intangible assets and the related accumulated amortization consisted of the following as of December 31, 2019:

	Balance	Useful Life
	(In thousands)	
Customer relationships	$ 122,940	15 years
Less accumulated amortization	(16,392)	
Total other intangible assets, net	$ 106,548	

For the year ended December 31, 2019 amortization of intangible assets was $8.2 million.

6. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The Company is also subject to certain notification provisions of the rule relating to the withdrawal of capital. The Company is subject to the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, as defined. In addition, the Company is subject to requirements set forth in CFTC Regulation 1.10(j), which requires the Company to maintain Adjusted Net Capital, as

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

6. Net Capital Requirement (continued)

defined, equal to or in in excess of $45,000. The Company has elected to use the greater of minimum net capital requirement calculations as set forth by the two regulating bodies, SEC and CFTC, as of the year ended December 31, 2019 of $45,000.

At December 31, 2019, the Company had net capital of $15.6 million which was $15.4 million in excess of its required net capital of $199,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

7. Income Taxes

The Company is included in the consolidated federal income and certain state and local income tax returns filed by certain affiliates. In addition, the Company is subject to income taxes on a separate company basis in certain states. Income taxes are calculated as if the Company filed separate income tax returns and are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Unless it is more likely than not that the deferred tax asset will be realized, a valuation allowance is established.

At December 31, 2019, the Company has net noncurrent deferred tax liability of $2.8 million which are comprised primarily of $10 million deferred tax liability relating to acquired intangibles and $7.2 million deferred tax asset relating to net operating loss carryforwards. The loss carryforwards are comprised of gross US federal net operating losses of $26.6 million which are not subject to expiration and gross state net operating losses of $26.9 million. No valuation allowance has been recognized against these loss carryforwards since management believes it is more likely than not that they will be realized against future earnings prior to expiration.

The Company does not have any unrecognized tax benefit as of December 31, 2019. There is no accrued interest as of December 31, 2019. The Company's 2012-2019 tax years remain subject to examination by the relevant tax authorities.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, which is the date these financial statements were available to be issued, and determined that no events or transactions met

Creditex Securities Corporation
(A Wholly-Owned Subsidiary of CreditTrade, Inc.)

Notes to the Statement of Financial Condition (continued)

8. Subsequent Events (continued)

the definition of a subsequent event for purposes of recognition or disclosure in the accompanying financial statements except those disclosed above.